Via Facsimile and U.S. Mail
Mail Stop 6010

February 1, 2007

John P. Longenecker, Ph.D.
President and Chief Executive Officer
Favrille, Inc.
10445 Pacific Center Court,
San Diego, CA 92121

   Re: **Favrille, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2005
      File No. 0-51134

Dear Dr. Longenecker:

   We have completed our review of your Form 10-K and have no further comments
at this time.

        Sincerely,

        Jim B. Rosenberg
        Senior Assistant Chief
        Accountant